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                          GREENMARINE ACQUISITION CORP.
                                 277 Park Avenue
                                   27th Floor
                            New York, New York 10172



                                                                 August 12, 1997


Mr. Harry W. Bowman
Chairman of the Board, President
  and Chief Executive Officer
The Board of Directors
Outboard Marine Corporation
100 Sea Horse Drive
Waukegan, Illinois 60085

Dear Mr. Bowman:

       This letter is written in response to your letter of August 12, 1997. To avoid any misunderstanding, please be advised that we would be prepared to enter into an appropriate confidentiality agreement with Outboard Marine if and when we request confidential information from Outboard Marine. Any such agreement should not contain a "standstill" covenant (i.e., it should permit us to pursue our offer) and should allow us to provide any disclosure required by U.S. securities laws in connection with our current offer or otherwise. At this stage, we believe that we can engage in a productive dialogue with a view towards entering into a mutually acceptable transaction without the exchange of confidential information.

       We look forward to meeting with John Jinishian and his other colleagues at Salomon Brothers tomorrow.

                                             Very truly yours,

                                             /s/ Alfred D. Kingsley

                                             Alfred D. Kingsley
                                             Chief Executive Officer
                                             and President
                                             Greenmarine Holdings LLC



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